Exhibit 21.1

Subsidiaries of Cathay General Bancorp	State of Incorporation

Cathay Bank	California

Cathay Capital Trust I	Delaware

Cathay Capital Trust II	Delaware

Cathay Capital Trust III	Delaware

Cathay Capital Trust IV	Delaware

Cathay Statutory Trust I	Connecticut

GBC Venture Capital, Inc.	California

Asia Realty Corp.	New York

Subsidiaries of Cathay Bank

Cathay Community Development Corporation	California

GBC Real Estate Investments, Inc.	California

Cathay Holdings LLC	Texas

Cathay Holdings 2, LLC	Texas

Cathay Holding 3, LLC	Texas

Subsidiary of Cathay Community Development Corporation

Cathay New Asia Community
Development Corporation	Illinois